

March 20, 2014

Via E-mail
Allen Lindstrom
Chief Financial Officer
Barnes & Noble, Inc.
122 Fifth Avenue
New York, NY 10011

> **Re:** **Barnes & Noble, Inc.**
> **Form 10-K for the Fiscal Year Ended April 27, 2013**
> **Filed July 29, 2013**
> **Form 10-Q for the Quarterly Period Ended January 25, 2014**
> **Filed March 5, 2014**
> **File No. 001-12302**

Dear Mr. Lindstrom:

We have reviewed your filings and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filings, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filings and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended April 27, 2013

Item 7A. Quantitative and Qualitative Disclosures about Market Risk, page 43

1. We note your qualitative disclosure of interest rate risk. Please revise to include quantitative information in accordance with one of the three disclosure alternatives within Item 305 of Regulation S-K.

Item 15. Exhibits and Financial Statement Schedules, page 47

2. Please tell us your qualitative and quantitative considerations in determining what items you concluded represent valuation and qualifying accounts that should be included in

Schedule II pursuant to Rule 5-04 of Regulation S-X. Please tell us specifically why you have not included your reserve for estimated sales returns as disclosed on page F-43.

3. We note your allowance for doubtful accounts has continued to increase from the beginning of the fiscal year ended April 30, 2011 through April 27, 2013. Please explain in detail the facts and circumstances contributing to the continued increase in the balance of your allowance for doubtful accounts. In your explanation, please specifically explain the facts contributing to the difference between the provision and write-offs recorded during each fiscal year.

Exhibit 13.1

Results of Operations, page F-8

4. We note your use of the term "core" when describing areas of your business (i.e., core comparable store sales, core products, core sales trends and core inventory management) within your filing and as part of quarterly earnings discussions. While you do define core comparable store sales as excluding sales of NOOK products, please define for us each of the other terms noted and please tell us what consideration you gave to disclosing this detail within your filing. As part of your response, please also tell us what you define as non-core for each metric and why.

Consolidated Balance Sheets, page F-35

5. Please explain or confirm that no disaggregation of prepaid expenses and other current assets or accrued liabilities are required pursuant to Rule 5-02.8 and 5-02.20 of Regulation S-X.

Notes to the Consolidated Financial Statements

5. Other Long-Term Liabilities, page F-55

6. Please explain in detail what the amounts within the "[t]ax liabilities and reserves" line within "Other Long-Term Liabilities" is comprised of and why there was no balance as of April 28, 2012.

10. Income Taxes, page F-58

7. You disclose on page F-60 that you recorded $16,931 thousand of additions to unrecognized tax benefits for tax positions of prior periods. Please explain in detail the nature and amounts of the additions recorded during the period, as well as the facts and circumstances that drove the timing of recognition.

8. We note your disclosure on page F-60 relating to your plan to indefinitely reinvest earnings at certain foreign subsidiaries. Please tell us the amount of foreign earnings that you consider indefinitely reinvested at these foreign subsidiaries that have not been repatriated as of April 27, 2013 and January 25, 2014, and what consideration you gave to disclosing these amounts within your respective footnotes.

9. Please tell us what consideration you gave to providing the components of income (loss) before income tax expense as either domestic or foreign as required by Rule 4-08(h) of Regulation S-X. As part of your response, please provide us with these amounts for the periods presented within your Form 10-K for the fiscal year ended April 27, 2013, as well as the 39 weeks ended January 25, 2014 and January 26, 2013.

Microsoft and Pearson Investment in NOOK Media, page F-63

10. Please explain in detail your initial and subsequent accounting for the investments by Microsoft and Pearson in preferred membership interests of NOOK Media discussed on page F-63 and F-64, and tell us how you considered the disclosure requirements of Rule 5-02.27 of Regulation S-X and Section 211.04 of the Financial Reporting Codification. Please cite relevant accounting literature and provide any calculations you believe will assist our understanding.

11. Please provide us with a reconciliation between balance sheet dates presented in your Form 10-K for the fiscal year ended April 27, 2013 and Form 10-Q for the quarterly period ended January 25, 2014, illustrating the changes in the balances of your redeemable preferred shares as well as the preferred membership interests in NOOK Media. Please also tell us what consideration you gave to disclosing these reconciliations between balance sheet dates. Alternatively, please explain in detail why you believe disclosure of this reconciliation in your filing is not warranted.

Form 10-Q for the Quarterly Period Ended January 25, 2014

Item 1. Financial Statements (Unaudited)

Notes to Consolidated Financial Statements

(5) Earnings (Loss) per Share, page 10

12. Please explain in detail how you considered the impact on diluted earnings per share of convertible preferred membership interests in NOOK Media discussed on pages 19 and 20. Refer to ASC 260-10-55-64 through -67.

13. We note your additive inclusion of $2,604 thousand, representing the allocation of earnings and dividends to participating securities, in your reconciliation to the numerator for diluted income (loss) per share for the 13 weeks ended January 25, 2014, and your

subsequent reduction for the diluted allocation of said same earnings for a smaller amount, $2,338 thousand. We also note the only incremental shares included in the reconciliation to diluted weighted average common shares were 12,000 thousand preferred shares. Please explain why no incremental shares were included related to participating securities as part of your diluted weighted average common shares calculation when it appears earnings attributable to said securities were included in the numerator of diluted income per share.

Item 2. Management's Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations

Income Taxes, page 43

14. You disclose on page 43 that your income tax provision was impacted by incurring income tax expense in profitable jurisdictions and recording valuation allowances against certain deferred assets in other jurisdictions. Please expand on your explanation within MD&A, and tell us the pre-tax income and income tax expense recorded for your significant jurisdictions by name. Furthermore, please tell us the nature, amount and related valuation allowance of the affected deferred tax assets as of January 25, 2014, and contrast them with the amounts recorded as of April 27, 2013. Please specifically tell us the facts and circumstances you considered in the establishment of or adjustment to valuations allowances that existed at each of the aforementioned reporting dates, and your consideration of the four possible sources of taxable income at ASC 740-10-30-18.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Jarrett Torno, Staff Accountant, at (202) 551-3703 or Jason Niethamer, Assistant Chief Accountant, at (202) 551-3855 if you have questions regarding our comments. Please contact me at (202) 551-3737 with any other questions.

Sincerely,

/s/ Jennifer Thompson

Jennifer Thompson
Accounting Branch Chief